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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4
          ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                               AMF BOWLING, INC.
                               (Name of Issuer)

                               AMF BOWLING, INC.
                     (Name of Person(s) Filing Statement)

                            ZERO COUPON CONVERTIBLE
                              DEBENTURES DUE 2018
                        (Title of Class of Securities)

                                   03113VAA7
                                   03113VAB5
                     (CUSIP Number of Class of Securities)

                                Roland C. Smith
                              President and Chief
                               Executive Officer
                                8100 AMF Drive
                           Richmond, Virginia 23111
                                (804) 730-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                      and
            Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

    Joseph C. Carter, III, Esq.        Mitchell S. Presser, Esq.
McGuire, Woods, Battle & Boothe LLP  Wachtell, Lipton, Rosen & Katz
         One James Center                 51 West 52nd Street
       901 East Cary Street             New York, New York 10019
     Richmond, Virginia 23219

                                 June 29, 1999

    (Date Tender Offer First Published, Sent or Given to Security Holders)

                               ----------------

                           CALCULATION OF FILING FEE

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
          TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
              $72,000,040                                       $14,401

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* For purposes of calculating the filing fee pursuant to Rule 0-11 of the
Securities Exchange Act of 1934, as amended, the market value of the Zero Coupon Convertible Debentures due 2018 proposed to be acquired was determined by the amount of cash to be paid for such debentures.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:
                         ------------
  Form or Registration No.:
                           ----------
  Filing Party:
               -----------------------
  Date Filed:
             -------------------------

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

                            INTRODUCTORY STATEMENT

  This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by AMF Bowling, Inc., a Delaware corporation ("AMF Bowling"), in connection with an offer (the "Offer") by AMF Bowling to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), a minimum of $450,000,000 aggregate principal amount at maturity (40%) and up to $514,286,000 aggregate principal amount at maturity (45.7%) of its Zero Coupon Convertible Debentures due 2018 (the "Debentures"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto.

Item 1.  Security and Issuer.

(a) The issuer of the Debentures is AMF Bowling. The address of AMF Bowling's principal executive office is 8100 AMF Drive, Richmond, Virginia 23111.

(b) The securities which are the subject of the Offer are the Debentures. As of June 28, 1999, there was $1,125,000,000 aggregate principal amount at maturity of Debentures outstanding. The Offer is for a minimum of $450,000,000 aggregate principal amount at maturity (40%) and up to $514,286,000 aggregate principal amount at maturity (45.7%) of Debentures, in denominations of $1,000 principal amount at maturity or integral multiples thereof, at a price of $140.00 per $1,000 principal amount at maturity. The information set forth in the section of the Offer to Purchase entitled "Ownership of Debentures" is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information--The Debentures" is incorporated herein by reference.

(d)    Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.

(b)    Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

  The information set forth in the sections of the Offer to Purchase entitled "AMF Bowling" and "Background and Purpose of the Offer" is incorporated herein by reference.

(a) The information set forth in the sections of the Offer to Purchase entitled "AMF Bowling" and "Background and Purpose of the Offer" is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled "AMF Bowling" and "Background and Purpose of the Offer" is incorporated herein by reference.

(c)    Not applicable.

(d) The information set forth in the section of the Offer to Purchase entitled "AMF Bowling" is incorporated herein by reference.

(e) The information set forth in the sections of the Offer to Purchase entitled "AMF Bowling--Recapitalization Plan," "Capitalization" and "Background and Purpose of the Offer" is incorporated herein by reference.

(f) The information set forth in the sections of the Offer to Purchase entitled "AMF Bowling" and "Background and Purpose of the Offer" is incorporated herein by reference.

(g)    Not applicable.

(h)    Not applicable.

(i)    Not applicable.

(j)    Not applicable.

Item 4.  Interest in Securities of the Issuer.

    Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

    Not applicable.

Item 6.  Persons Retained, Employed or to Be Compensated.

  The information set forth on the cover page of the Offer to Purchase and in the sections of the Offer to Purchase entitled "Dealer Manager," "The Depositary," "Information Agent," "Fees and Expenses" and "Indemnification" is incorporated herein by reference.

Item 7.  Financial Information.

(a) The following documents, which have been filed by AMF Bowling (File No. 001-13539) with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

            (1) AMF Bowling's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

            (2) AMF Bowling's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999;

            (3) AMF Bowling's Current Reports on Form 8-K dated May 5, 1999, June 28, 1999 and June 29, 1999;

            (4) AMF Bowling's Information Statement on Schedule 14C dated May 5, 1999; and

            (5) AMF Bowling's Registration Statement on Form S-3 filed with the Commission on May 5, 1999 and Amendment No. 1 thereto filed with the Commission on June 28, 1999 (Registration Statement No. 333-77763).

       All documents filed with the Commission by AMF Bowling pursuant to
       Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or subsequent to the date hereof shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

       Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

(b) The information set forth in the section of the Offer to Purchase entitled "Capitalization" is incorporated herein by reference.

Item 8. Additional Information.

(a) The information set forth in the section of the Offer to Purchase entitled "Ownership of Debentures" is incorporated herein by reference.

(b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer other than compliance with the Exchange Act and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, and the requirements of state securities or "blue sky" laws. The information set forth in the sections of the Offer to Purchase entitled "Important Information" and "Miscellaneous" is incorporated herein by reference.

(c)    Not applicable.

(d)    Not applicable.

(e) Reference is hereby made to the exhibits hereto which are incorporated in their entirety herein by reference.

Item 9. Material to Be Filed as Exhibits.

(a)    Exhibit (a)(1) Offer to Purchase, dated June 29, 1999.
       Exhibit (a)(2) Letter of Transmittal.
       Exhibit (a)(3) Notice of Guaranteed Delivery.
       Exhibit (a)(4) Letter to clients.
       Exhibit (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.
       Exhibit (a)(6) Notice published in The Wall Street Journal on June 29,
                      1999.
       Exhibit (a)(7) Press Release dated May 5, 1999.
       Exhibit (a)(8) Press Release dated June 28, 1999.

(b)    Not applicable.

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

(f)    Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          AMF BOWLING, INC.


                                          By: /s/ Roland C. Smith
                                             ----------------------------------
                                             Name: Roland C. Smith
                                             Title: President and Chief
                                             Executive Officer

Dated: June 29, 1999

                                 EXHIBIT INDEX

 Exhibit
   No.   Description
 ------- -----------
 (a)(1)  Offer to Purchase, dated June 29, 1999.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to clients.
 (a)(5)  Letter to brokers, dealers, commercial banks, trust companies and other nominees.
 (a)(6)  Notice published in The Wall Street Journal on June 29, 1999.
 (a)(7)  Press Release dated May 5, 1999.
 (a)(8)  Press Release dated June 28, 1999.